April 27, 2007
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Tennessee Valley Authority
Form 10-K for the Fiscal Year Ended September 30, 2006
File No. 0-052313
Dear Mr. Owings:
This letter sets forth the responses of the Tennessee Valley Authority (TVA) to the comments set forth in the Staff’s letter dated March 12, 2007, in connection with the Form 10-K for the fiscal year ended September 30, 2006, filed by TVA with the Securities and Exchange Commission. For the ease of reference, we have set forth each comment in the Staff’s letter followed by TVA’s response.
Item 1. Business, page 6
Regulation, page 21
Securities and Exchange Commission, page 21
Comment:
1.	Please disclose, here or in an appropriate section, that as an agency and instrumentality of the United States, the offer and sale by you of your debt is exempt from registration under the Securities Act, and that your securities are within the definition of exempted securities and government securities under the Exchange Act. In addition, discuss your exemption from the Trust Indenture Act of 1939 and that you are not subject to the ownership reporting, proxy and tender offer rules. We note that on page 126 you have already

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April 27, 2007
disclosed that you are exempted by section 37 from complying with section 10A(m)(2) of the Exchange Act.
Response:
TVA intends to amend its annual report on Form 10-K for the year ended September 30, 2006 (the Annual Report). In its amended Annual Report, TVA intends to revise Item 1, Business — Regulation — Securities and Exchange Commission to read substantially as follows:
Section 37 was added to the Securities Exchange Act of 1934, as amended (the Exchange Act), as part of the Consolidated Appropriations Act, 2005. Section 37 requires TVA to file with the Securities and Exchange Commission beginning with the Annual Report such periodic, current, and supplementary information, documents, and reports as would be required pursuant to section 13 of the Exchange Act if TVA were an issuer of a security registered pursuant to section 12 of the Exchange Act. Since TVA is an agency and instrumentality of the United States, securities issued or guaranteed by TVA are “exempted securities” under the Securities Act of 1933, as amended (the Securities Act), and may be offered and sold without registration under the Securities Act. In addition, securities issued or guaranteed by TVA are “exempted securities” and “government securities” under the Exchange Act. TVA is also exempt from sections 14(a)-(d) and 14(f)-(h) of the Exchange Act (which address proxies) insofar as those sections relate to securities issued by TVA, and transactions in TVA securities are exempt from rules governing tender offers under Regulation 14E of the Exchange Act. In addition, since TVA securities are exempted securities under the Securities Act, TVA is exempt from the Trust Indenture Act of 1939 insofar as it relates to securities issued by TVA, and no independent trustee is required for these securities.
Federal Energy Regulatory Commission, page 21
Comment:
2.	Please revise to discuss how FERC regulation affects your activities.
Response:
In its amended Annual Report, TVA intends to revise Item 1, Business — Regulation — Federal Energy Regulatory Commission to read substantially as follows:
TVA is not a “public utility” as defined in the Federal Power Act (FPA), which generally includes investor-owned utilities. Therefore, TVA is not subject to the full jurisdiction that the Federal Energy Regulatory Commission (FERC) exercises over public utilities under the FPA. TVA

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April 27, 2007
is, however, an “electric utility” as defined in the FPA and, thus, is directly subject to certain aspects of FERC’s jurisdiction.
•	Under section 210 of the FPA, TVA can be ordered to interconnect its transmission facilities with the electrical facilities of qualified generators and other electric utilities that meet certain requirements. It must be found that the requested interconnection is in the public interest and would either encourage conservation of energy or capital, optimize efficiency of facilities or resources, or improve reliability. The requirements of section 212 concerning the terms and conditions of interconnection, including reimbursement of costs, must also be met.

•	Under section 211 of the FPA, TVA may be ordered to transmit power at wholesale provided that the order does not impair the reliability of the TVA and surrounding systems and likewise meets the applicable requirements of section 212 concerning terms, conditions, and rates for service. Under section 211A of the FPA, TVA is subject to FERC review of the transmission rates and the terms and conditions of service that TVA provides others to ensure comparability of treatment of such service with TVA’s own use of its transmission system. With the exception of wheeling power to Bristol, Virginia, the anti-cherrypicking provision of the FPA precludes TVA from being ordered to wheel another supplier’s power to a customer if the power would be consumed within TVA’s defined service territory.

•	Sections 221 and 222 of the FPA, applicable to the electric industry generally, including TVA, prohibit (i) using manipulative or deceptive devices or contrivances in connection with the purchase or sale of power or transmission services subject to FERC’s jurisdiction and (ii) reporting false information on the price of electricity sold at wholesale or the availability of transmission capacity to a federal agency with intent to fraudulently affect the data being compiled by the agency.

•	Section 206(e) of the FPA provides FERC with authority to order refunds of excessive prices on short-term sales (transactions lasting 31 days or less) by TVA and others in market manipulation and price gouging situations if such sales are under a FERC-approved tariff.

•	Section 220 of the FPA provides FERC with authority to issue regulations requiring the reporting, on a timely basis, of information about the availability and prices of wholesale power and transmission service by all market participants, including TVA.

Mr. H. Christopher Owings

April 27, 2007
•	Under sections 306 and 307 of the FPA, FERC may investigate electric industry practices, including TVA’s operations indicated above that are subject to FERC’s jurisdiction.

•	Under sections 316 and 316A of the FPA, FERC has authority to impose criminal penalties and civil penalties of up to $1 million a day for each violation, respectively, on entities subject to the provisions of Part II of the FPA, which includes the above provisions applicable to TVA.
Finally, while not required to do so, TVA has elected to implement various FERC orders and regulations pertaining to public utilities on a voluntary basis to the extent consistent with TVA’s obligations under the TVA Act.
Item 1A. Risk Factors, page 26
Comment:
3.	Please discuss the following risks related to your debt:
•	Please disclose that your debt is not backed by the full faith and credit of the United States;

•	Describe the liquidity risk for any debt securities that are not publicly traded; and

•	Describe any legal limitations for banks investing in your debt.
Response:
In its amended Annual Report, TVA intends to revise the second paragraph of Item 1A, Risk Factors to read substantially as follows: “For ease of reference, the risk factors are presented in four categories: strategic risks, operational risks, financial risks, and risks related to TVA securities.” In addition, TVA intends to add language substantially in the form of the following at the end of Item 1A, Risk Factors:
Risks Related to TVA Securities
Payment of principal and interest on TVA securities is not guaranteed by the United States.
Although TVA is a corporate agency and instrumentality of the United States government, TVA securities are not backed by the full faith and credit of the United States. Principal and interest on TVA securities are payable solely from TVA’s net power proceeds. Net power proceeds are defined as the remainder of TVA’s gross power revenues after deducting

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April 27, 2007
the costs of operating, maintaining, and administering its power properties and payments to states and counties in lieu of taxes, but before deducting depreciation accruals or other charges representing the amortization of capital expenditures, plus the net proceeds from the sale or other disposition of any power facility or interest therein.
The trading market for TVA securities might be limited.
All of TVA’s Bonds are listed on the New York Stock Exchange except for TVA’s discount notes, which have maturities of less than one year, and the power bonds issued under TVA’s electronotes® program, which is TVA’s medium-term note program. In addition, some of TVA’s Bonds are listed on foreign stock exchanges. Although many of TVA’s Bonds are listed on stock exchanges, there can be no assurances that any market that will develop or continue to exist for any Bonds. Additionally, no assurances can be made as to the ability of the holders of Bonds to sell their Bonds or the price at which holders will be able to sell their Bonds. Future trading prices of Bonds will depend on many factors, including prevailing interest rates, the then-current ratings assigned to the Bonds, the amount of Bonds outstanding, the time remaining until the maturity of the Bonds, the redemption features of the Bonds, the market for similar securities, and the level, direction, and volatility of interest rates generally.
If a particular offering of Bonds is sold to or through underwriters, the underwriters may attempt to make a market in the Bonds. The underwriters would not be obligated to do so, however, and could terminate any market-making activity at any time without notice.
In addition, legal limitations may affect the ability of banks and others to invest in Bonds. For example, national banks may purchase TVA Bonds for their own accounts in an amount not to exceed 10 percent of unimpaired capital and surplus. Also, TVA Bonds are “obligations of a corporation which is an instrumentality of the United States” within the meaning of section 7701(a)(19)(C)(ii) of the Internal Revenue Code for purposes of the 60 percent of assets limitation applicable to U.S. building and loan associations.
Operational Risks, page 28
Comment:
4.	Please discuss the risks of purchased power price volatility and provider unreliability.
Response:
In its amended Annual Report, TVA intends to add language substantially similar to the following as the third risk factor in Item 1A, Risk Factors — Operational Risks:

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April 27, 2007
Purchased power prices may be highly volatile, and providers of purchased power may fail to perform under their contracts with TVA.
TVA acquires a portion of its electricity needs through purchased power arrangements. The price for purchased power has been quite volatile in recent years, so the price that TVA pays for purchased power may increase significantly in the future. In addition, if one of TVA’s purchased power suppliers fails to perform under the terms of its contract with TVA, TVA might have to purchase replacement power on the spot market, perhaps at a significantly higher price than TVA was entitled to pay under the contract. In some circumstances, TVA may not be able to recover this difference from the supplier. Moreover, if TVA is unable to acquire replacement power on the spot market and does not have enough reserve generation capacity available to offset the loss of power from the purchased power supplier, TVA might be unable to satisfy its own obligations to deliver power. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview — Challenges During 2006 — Increased Fuel and Purchased Power Costs and Risk Management Activities — Credit Risk — Credit of Other Counterparties.
Selected Financial Data, page 38
Net Cash Flow, page 39
Comment:
5.	It appears that net cash flow is a non-GAAP liquidity measure that may be prohibited by Item 10(e) of Regulation S-K since it excludes items that required, or will require, cash settlement. In particular, it appears the exclusion of energy prepayments may be prohibited by this guidance. In this regard, please explain to us why you believe this measure is permitted by Item 10(e)(1)(ii)(A) of Regulation S-K and explain to us the significance of adding back energy prepayments in arriving at this liquidity measure. We assume you are adding back the line item “Prepayment credits applied to revenue,” which we understand to be revenue in the current period that was received in cash in prior periods. If we are incorrect in our understanding, please clarify it. Please be detailed in your explanation or remove the measure. If we concur that this measure is permitted, please revise your disclosures as follows:
•	Rather than your current presentation, clearly reconcile net cash flow to cash from operating activities.

•	Present cash flows from operating, investing and financing activities alongside the measure. See Question 12 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” available on our website at www.sec.gov.

Mr. H. Christopher Owings

April 27, 2007
•	Disclose the reasons why you believe net cash flow provides useful information to investors regarding your financial condition and results of operations and any additional purposes for which management uses this non-GAAP measure.

•	Disclose that the non-GAAP measure should not be considered as an alternative to cash from operating activities, which is determined in accordance with GAAP, as a measure of liquidity.
Response:
The SEC is correct in its assessment that TVA was adding back the line item “Prepayment credits applied to revenue,” which is noncash revenue in the current period that was received in cash in prior periods. TVA intends to remove the net cash flow measure from its amended Annual Report by deleting Item 6, Selected Financial Data — Reconciliation of Non-GAAP Items Required by Securities and Exchange Commission Rules — Net Cash Flow from its amended Annual Report.
Total Financing Obligations, page 40
Comment:
6.	Please disclose the components of “Financial Obligations” such that a reader can recompute the amount from the balance sheet. Additionally, please disclose the reasons why you believe “Total Financing Obligations” provides useful information to investors regarding your financial condition and results of operations and discuss any additional purposes for which management uses this non-GAAP measure. See Items 10(e)(1)(i)(B) and 10(e)(1)(i)(C) of Regulation S-K.
Response:
TVA included Total Financing Obligations as a non-GAAP measure to capture long-term financial obligations of TVA that, like debt securities, require TVA to make periodic payments or provide periodic credits. The Total Financing Obligations measure consisted of Bonds, certain lease/leaseback commitments, and power prepayment obligations. TVA believes that referring to the components of Total Financing Obligations individually will provide the same benefit to investors as referring to the components as a single measure. Accordingly, TVA intends to eliminate the Total Financing Obligation measure from its amended Annual Report by making the following changes:
(a)	TVA intends to change “total financing obligations” to “bonds, notes, and other evidences of indebtedness, lease/leaseback commitments, and power prepayment obligations” in the sixth bullet in the third paragraph in the “Forward-Looking Information” section.

Mr. H. Christopher Owings

April 27, 2007
(b)	TVA intends to delete Item 6, Selected Financial Data — Reconciliation of Non-GAAP Items Required by Securities and Exchange Commission Rules — Total Financing Obligations from its amended Annual Report.

(c)	TVA intends to change “total financing obligations” to “Bonds and other financial obligations” in the second line of the first paragraph in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview — Future Challenges.

(d)	TVA intends to revise Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Overview — Future Challenges — Total Financing Obligations to read substantially as follows:
Bonds and Other Financial Obligations. As of September 30, 2006, TVA had $22.9 billion of Bonds outstanding. Payments on these obligations do not change with the amount of power sold, and if competition increases, TVA’s obligations to make these payments could limit its ability to adjust to market pressures. The amount of TVA’s Bonds outstanding has been reduced by more than $4 billion since September 30, 1996, when the end of year balance of outstanding Bonds peaked. Since that time, however, TVA has entered into energy prepayment transactions that resulted in $1.6 billion in prepayment obligations and certain lease/leaseback transactions that resulted in $1.3 billion in obligations. The amount of prepayment and lease/leaseback obligations outstanding at September 30, 2006, was $2.4 billion. While prudent management of Bonds and other financial obligations will remain an important strategic consideration in the future, increased capital commitments may make it difficult for TVA to continue its trend of reducing these obligations.
Item 7. Management’s Discussion and Analysis. . . , page 42
Comment:
7.	Please revise to discuss your portfolio of outstanding debt securities. We note that you provide some of this information beginning on page 100. Please also describe any material terms, including financial or restrictive covenants, rights and preferences. Please indicate whether any bonds are publicly traded and identify the market. Please also include credit rating information for each bond, if applicable.

Mr. H. Christopher Owings

April 27, 2007
Response:
In its amended Annual Report, TVA intends to revise the first two paragraphs in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Issuance of Debt to read substantially as follows:
Issuance of Debt. The TVA Act authorizes TVA to issue Bonds in an amount not to exceed $30 billion at any time. At September 30, 2006, TVA had only two types of Bonds outstanding: power bonds and discount notes. Power bonds have maturities of between one and 50 years, and discount notes have maturities of less than one year. Power bonds and discount notes rank on parity and are payable solely out of net power proceeds. Net power proceeds are defined as the remainder of TVA’s gross power revenues after deducting the costs of operating, maintaining, and administering its power properties and payments to states and counties in lieu of taxes, but before deducting depreciation accruals or other charges representing the amortization of capital expenditures, plus the net proceeds from the sale or other disposition of any power facility or interest therein.
Power bonds and discount notes are both issued pursuant to section 15d of the TVA Act and pursuant to the Basic Tennessee Valley Authority Power Bond Resolution adopted by the TVA Board on October 6, 1960, as amended on September 28, 1976, October 17, 1989, and March 25, 1992 (the Basic Resolution). The TVA Act and the Basic Resolution each contain two bond tests: the rate test and the bondholder protection test.
•	Under the rate test, TVA must charge rates for power which will produce gross revenues sufficient to provide funds for
–	operation, maintenance, and administration of its power system;

–	payments to states and counties in lieu of taxes;

–	debt service on outstanding Bonds;

–	payments to the U.S. Treasury as a repayment of and a return on the Appropriation Investment; and

–	such additional margin as the TVA Board may consider desirable for investment in power system assets, retirement of outstanding Bonds in advance of maturity, additional reduction of the Appropriation Investment, and other purposes connected with TVA’s power business,

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April 27, 2007
having due regard for the primary objectives of the TVA Act, including the objective that power shall be sold at rates as low as are feasible.
•	Under the bondholder protection test, TVA must, in successive five-year periods, use an amount of net power proceeds at least equal to the sum of
– the depreciation accruals and other charges representing the amortization of capital expenditures and

– the net proceeds from any disposition of power facilities for either
– the reduction of its capital obligations (including Bonds and the Appropriation Investment) or

– investment in power assets.
TVA must next meet the bondholder protection test for the five-year period ending September 30, 2010.
As of September 30, 2006, all of TVA’s Bonds were rated by at least one rating agency except for two issues of power bonds and TVA’s discount notes. TVA’s rated Bonds are currently rated “Aaa” by Moody’s Investors Service and “AAA” by Standard & Poor’s and Fitch Ratings, which are the highest ratings assigned by these agencies. The ratings are not recommendations to buy, sell, or hold any TVA securities and may be subject to revision or withdrawal at any time by the rating agencies. Ratings are assigned independently, and each should be evaluated as such.
All of TVA’s Bonds are listed on the New York Stock Exchange except for TVA’s discount notes and the power bonds issued under TVA’s electronotes® program. In addition, some of TVA’s Bonds are listed on foreign stock exchanges. See Item 1A, Risk Factors — Risks Related to TVA Securities for additional information regarding the market for TVA’s Bonds.
Commitments and Contingencies, page 50
Comment:
8.	Under “payment to U.S. Treasury,” please disclose the amounts to be paid in connection with the appropriation investment and the treasury note separately.

Mr. H. Christopher Owings

April 27, 2007
Response:
In its amended Annual Report, TVA intends to revise the “Payments to the U.S. Treasury” portion of the Commitments and Contingencies table to read substantially as follows:

	Commitments and Contingencies
	Payments Due in the Year Ending September 30
	Total	2007	2008	2009	2010	2011	Thereafter
Payments to the U.S. Treasury**
Return of Appropriation Investment	150	20	20	20	20	20	50
Return on Appropriation Investment	282	20	23	22	21	20	176
**TVA has access to financing arrangements with the U.S. Treasury whereby the U.S. Treasury is authorized to accept from TVA a short-term note with the maturity of one year or less in an amount not to exceed $150 million. TVA may draw any portion of the authorized $150 million during the year. Interest is accrued daily at a rate determined by the United States Secretary of the Treasury each month based on the average rate on outstanding marketable obligations of the United States with maturities of one year or less. During 2006, the daily average outstanding balance was $131 million. TVA’s practice is to repay on a quarterly basis the outstanding balance of the note and related interest. Because of this practice, there was no outstanding balance on the note as of September 30, 2006. Accordingly, the Commitments and Contingencies table does not include any outstanding payment obligations to the U.S. Treasury for this note at September 30, 2006. See Note 9 — Short-Term Debt.
Statements of Cash Flows, page 77
Comment:
9.	As the significant length of the energy prepayment agreement suggests that the prepayment is akin to a financing, please explain to us how you concluded it was appropriate to classify the $1.5 billion proceeds from energy prepayments as an operating activity as opposed to a financing activity. Please be detailed in your response.
Response:
On November 19, 2003, TVA entered into an agreement with Memphis Light, Gas and Water Division (MLGW) and the City of Memphis, Tennessee, under which MLGW made a prepayment to TVA to cover a portion of its power costs over the next fifteen years (the Agreement). The Agreement allowed TVA to extend the MLGW power contract for an additional 10 years.
The Agreement requires MLGW to purchase, and TVA to supply, the power to which the prepayment applies over a 15-year period. The parties agreed that the

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April 27, 2007
prepayment should be reflected as reserved energy to be supplied on a monthly basis over the 15-year period at a discounted capacity cost to MLGW to be reflected by TVA’s application of a monthly credit on MLGW’s power bill. TVA retains the right to raise rates, so MLGW’s fixed credit is applied against the power rate that is in effect at the time power is delivered.
The prepayment arrangement is unlike debt because TVA is not obligated to make principal and interest payments with respect to the prepayment; rather, TVA provides a credit for the prepayment on MLGW’s power bill. In addition, TVA’s obligation to provide the credit on MLGW’s power bill is contingent upon MLGW’s continuing to purchase the amount of power specified under the Agreement. Moreover, the prepayment was not based on TVA’s cost of funds.
TVA considers the MLGW prepayment to be advanced sales to a customer based on the guidance in paragraph 84(b) of Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises,” which states that “[i]f sale or cash receipt (or both) precedes production and delivery (for example, magazine subscriptions), revenues may be recognized as earned by production and delivery.” Since cash received represents payments for energy not yet delivered, TVA recognizes revenue as the energy is delivered.
TVA’s cash flow statement classification for this prepayment arrangement is based on Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows.” Paragraph 22a of SFAS No. 95 indicates that operating cash flows include receipts from the sales of goods or services and provides in pertinent part as follows:
Cash inflows from operating activities are . . . [c]ash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales.
Similarly, paragraph 95 of SFAS No. 95 indicates that cash receipts collected from customers from the sale of inventory should be classified as operating cash flows and provides in pertinent part as follows:
[A]ll cash collected from customers or paid to suppliers from the sale or purchase of inventory should be classified as operating cash flows. That classification is consistent with the notion that operating cash flows generally should include items that are included in net income.
Since the prepayment is considered advanced sales of electricity to a customer under Statement of Financial Accounting Concepts No. 5 and cash receipts from such sales are properly considered cash flows from operating activities under SFAS No. 95, TVA believes the cash flows related to the prepayment are properly classified as operating activities.

Mr. H. Christopher Owings

April 27, 2007
Note 1. Summary of Significant Accounting Policies, page 79
Reclassifications, page 80
Comment:
10.	Please explain to us your basis for netting customer prepayments against accounts receivables. Ensure your response addresses whether you have a legal right of setoff as described in FIN 39. Furthermore, explain to us why the classification of these prepayments differs from the energy prepayments from Memphis Light, Gas, and Water Division, which are classified as liabilities. In this regard you may want to explain to us the nature of the various types of prepayments, including discounted energy units, to the extent there is more than one.
Response:
The prepayments that were netted against accounts receivable represent advances by customers under TVA’s Power Invoice Prepayment Program. Under this program, customers can electronically transfer funds as often as once a week to be applied to their monthly TVA power invoice. A prepayment account is maintained on TVA’s ledgers for each customer that participates in this program.
Funds advanced under this program are initially recorded by TVA as a current liability. At the end of each month, the prepayment funds are reclassified as a credit against accounts receivable up to the amount of the customer’s outstanding balance due at that time. At the time of each reclassification, TVA has delivered all of the electricity associated with the prepayment funds that are being reclassified; accordingly, reclassifying the prepayment funds from a liability to an asset is consistent with paragraph 25 of Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” which describes assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events” (emphasis added). The accounting treatment for this reclassification is not affected by Financial Accounting Standards Board (FASB) Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (FIN No. 39). FIN No. 39 discusses the circumstances under which amounts recognized for individual contracts may be offset against amounts recognized for other contracts and reported as a net amount in the statement of financial position. The reclassifications under the Power Invoice Prepayment Program do not involve offsetting amounts under one contract against amounts under another contract; rather, the reclassifications involve only reclassifying an amount paid under a single contract from a liability to an asset after the electricity associated with that amount has been delivered.
Prepayments under the Power Invoice Prepayment Program differ from prepayments under the Discounted Energy Units (DEU) program and the

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April 27, 2007
prepayment arrangement with MLGW primarily because of the timing of the prepayments in relation to the delivery of the related power. Under the Power Invoice Prepayment Program, the customers are prepaying for electricity taken during the current period. Under the DEU program and the MLGW prepayment arrangement, however, customers have prepaid TVA for power that they are to receive over the course of many years: 5, 10, 15, or 20 years under the DEU program and 15 years under the MLGW prepayment arrangement.
TVA accounts for its obligations to deliver power under the DEU program and the MLGW prepayment arrangement as liabilities. This accounting treatment is consistent with paragraph 197 of Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” which provides in pertinent part as follows:
[P]repayments received for goods or services to be provided . . . qualify as liabilities under the definition because an entity is required to provide goods or services to those who have paid in advance.
Once TVA delivers the power under these arrangements, TVA reclassifies the liabilities as revenues in accordance with paragraph 84(b) of Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises,” which states that “[i]f sale or cash receipt (or both) precedes production and delivery (for example, magazine subscriptions), revenues may be recognized as earned by production and delivery.”
Revision to Statements of Cash Flows, page 80
Comment:
11.	As the payment of interest represents a cash outflow, we believe the cash interest underlying the allowance for funds used during construction (AFUDC) represents an investing cash outflow. In this regard, please explain to us the meaning of your disclosure that you report AFUDC as a noncash component of investing activities. Otherwise, revise your disclosure accordingly.
Response:
In its amended Annual Report, TVA intends to revise Note 1 — Revision to Statement of Cash Flows to read substantially as follows:
As of September 30, 2006, TVA began reporting the allowance for funds used during construction (AFUDC) related to construction expenditures as a component of cash investing activities rather than as a component of operating activities. The revised classification is consistent with guidance for the cash flow presentation of capitalized interest. The previous method of reporting AFUDC was consistent with the industry practice for the combined reporting of debt and equity AFUDC. The result of this

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April 27, 2007
reclassification is an increase in cash from operating activities of $116 million and $99 million for 2005 and 2004, respectively, and an increase in funds used by investing activities of $116 million and $99 million, respectively.
Accounts Receivable, page 80
Comment:
12.	Please explain to us why you treated the change in the methodology for estimating unbilled revenue for electricity sales in fiscal 2003 as a cumulative effect of a change in accounting principle while it appears you treated a similar change in this methodology in fiscal 2006 as a change in accounting estimate.
Response:
The fiscal 2006 change in the accounting for distributor unbilled revenue represented a refinement of the basic unbilled revenue model for distributors used by TVA in the estimation of its distributor unbilled revenues. The modifications to the unbilled revenue model improved the quality and quantity of the estimates of unbilled revenue. The improvement to the unbilled estimation process is obtained by applying estimated individual customer billing rates to estimated individual customer power usage. The application of estimated individual customer rates to estimated individual customer power usage contrasts with TVA’s prior method of applying one overall average customer rate to an estimate of total power usage. The change in the estimation technique has resulted in more precise unbilled revenue estimates.
In making the determination that the fiscal 2006 change in methodology was a change in estimate, TVA followed the accounting guidance under Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” as SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” was not yet effective for TVA. In particular, TVA relied on paragraph 10 of APB Opinion No. 20, which provides as follows:
Changes in estimates used in accounting are necessary consequences of periodic presentations of financial statements. Preparing financial statements requires estimating the effects of future events. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves. Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment. Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.

Mr. H. Christopher Owings

April 27, 2007
In applying paragraph 10, TVA considered the fiscal 2006 change in estimation process to be a result of experience gained through the process of estimation and a result of more precise information being available at the individual customer level. The basic model did not change; rather, the inputs to the model became more precise.
Conversely, the fiscal 2003 change in methodology was effected through a regulatory action approved by the TVA Board, the body with the legal authority to set power rates for TVA. The TVA Board determined it appropriate to change TVA’s methodology for calculating unbilled power revenue from a cumulative (from 1992) generation calculation to a daily generation calculation for the days of revenue unbilled. The Board-approved change in methodology represented a cumulative effect type accounting change since the original, cumulative estimation process created permanent differences in actual versus estimated unbilled revenue that would never have been recognized without a change in methodology. The regulatory action was effective as of October 1, 2002, and thus had no effect on TVA’s fiscal 2002 and prior financial condition or results of operations.
Upon implementation of the new methodology on the first day of fiscal 2003, TVA recognized an increase in the estimated unbilled receivable balance with a corresponding cumulative effect gain on the income statement. It would not have been appropriate to recognize this gain as unbilled revenue in fiscal 2003 as the amount did not pertain to power sales for fiscal 2003. In addition, it would not have been appropriate to restate the prior period financial statements because the reported amounts of unbilled revenues were calculated in accordance with the Board-approved methodology in effect during those periods. Accordingly, TVA recognized the gain as a cumulative effect adjustment upon implementation of the new Board-approved unbilled revenue methodology.
The accounting treatment for the fiscal 2003 change is consistent with paragraph 32 of SFAS No. 71, which states as follows:
If a regulated enterprise changes accounting methods and the change affects allowable costs for rate-making purposes, the change generally would be implemented in the way that it is implemented for regulatory purposes.
Since (1) TVA is a regulated enterprise for purposes of SFAS No. 71 that is regulated by the TVA Board, (2) TVA changed its accounting methods in fiscal 2003, and (3) the change affected allowable costs for rate-making purposes, SFAS No. 71 provides that the change should be implemented in the way that it is implemented for regulatory purposes. As discussed above, the change was implemented for regulatory purposes as a cumulative effect type accounting change pursuant to the fiscal 2003 determination by the TVA Board.

Mr. H. Christopher Owings

April 27, 2007
Note 13. Commitments and Contingencies, page 110
Legal Proceedings, page 114
Comment:
13.	We note your disclosure that you are involved in various claims amounting to approximately $54 million, of which you have accrued $28 million. It is unclear how these amounts relate to the cases described following this disclosure. For each case, please clearly disclose the amount accrued or, for those losses only reasonably possible, an estimate of the loss or range of loss or state that such an estimate cannot be made. See paragraphs 9-10 of SFAS 5.
Response:
Based on its review of paragraphs 9 and 10 of SFAS No. 5, “Accounting for Contingencies,” and paragraph A-48 of American Institute of Certified Public Accountants Statement of Position 94-6, “Disclosure of Certain Significant Risks and Uncertainties” (SOP 94-6), TVA respectively submits that these standards do not require disclosure of specific litigation accruals; rather, these standards clearly indicate that such disclosure is optional, depending on the circumstances. For example, paragraph 9 of SFAS No. 5 provides in pertinent part as follows:
Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. (Emphasis added.)
Similarly, paragraph A-48 of SOP 94-6 provides in pertinent part as follows:
FASB Statement No. 5 requires accrual of a loss contingency and disclosure of the nature of the contingency, the exposure to loss in excess of the amount accrued, and, depending on the circumstances, the amount accrued. (Emphasis added.)
TVA believes that the aggregate amount of the accruals in question is adequate to ensure the financial statements are not misleading, especially in light of TVA’s inclusion of additional disclosure as more fully described below.
To clarify how the amounts of the claims relate to the legal proceedings, TVA intends to make the following revisions to Item 3, Legal Proceedings and Note 13 — Legal Proceedings in its amended Annual Report:
(a)	TVA intends to revise the first paragraph of Item 3, Legal Proceedings and the first paragraph of Note 13 — Legal Proceedings to read substantially as follows:

Mr. H. Christopher Owings

April 27, 2007
TVA is subject to various legal proceedings and claims that have arisen in the ordinary course of business. These proceedings and claims include the matters discussed below.
(b)	TVA proposes to revise the last two paragraphs of Item 3, Legal Proceedings and the last two paragraphs of Note 13 — Legal Proceedings to read substantially as follows:
In accordance with SFAS No. 5, “Accounting for Contingencies,” TVA had accrued approximately $22.9 million with respect to the proceedings described above as of September 30, 2006, as well as approximately $5.1 million with respect to other proceedings that have arisen in the normal course of TVA’s business. No assurance can be given that TVA will not be subject to significant additional claims and liabilities. If actual liabilities significantly exceed the estimates made, TVA’s results of operations, liquidity, and financial condition could be materially adversely affected.
Item 9A. Controls and Procedures, page 121
Comment:
14.	The principal executive and principal financial officers, or persons performing similar functions, are required to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Your disclosure sets forth the conclusions of the Interim Chief Financial Officer, but it is unclear whether you have included the principal executive officer’s conclusions regarding effectiveness. We note that Mr. Kilgore was appointed Chief Executive Officer in October 2006 following your fiscal year end. However, based on the response letter dated February 28, 2006 that you e-mailed to us on June 13, 2006, we understand that there was an acting Chief Executive Officer as of March 31, 2006. Please revise to include the principal executive officer’s conclusions regarding effectiveness, disclose the date that Mr. Kilgore was appointed Chief Executive Officer, and state, if true, that Mr. Kilgore was appointed Chief Executive Officer after the evaluation was performed.
Response:
In its amended Annual Report, TVA intends to revise the second paragraph of Item 9A, Controls and Procedures to read as follows:
An evaluation has been performed under the supervision of TVA management (including the President and Chief Executive Officer, Tom D. Kilgore, who served as Acting President and Chief Executive Officer from March 31, 2006, until October 13, 2006, when he became President and Chief Executive Officer) and members of the Disclosure Control Committee (including the Interim Chief Financial Officer and the Vice President and Controller) of the effectiveness of TVA’s disclosure controls

Mr. H. Christopher Owings

April 27, 2007
and procedures as of September 30, 2006. Based on that evaluation, the President and Chief Executive Officer and members of the Disclosure Control Committee (including the Interim Chief Financial Officer and the Vice President and Controller) concluded that, as a result of two material weaknesses identified (described below), TVA’s disclosure controls and procedures were not effective as of September 30, 2006. However, to assess the financial statement impact of these internal control deficiencies, TVA performed additional analyses, interim supplemental procedures, and monitoring activities subsequent to year end. As a result of these supplemental procedures, the President and Chief Executive Officer, the Interim Chief Financial Officer, and the Vice President and Controller have determined that there is reasonable assurance that the financial statements included in this Annual Report fairly present, in all material respects, TVA’s financial condition, results of operations, and cash flows as of, and for, the periods presented.
Comment:
15.	We note that in the fifth paragraph you state: “[e]xcept for the efforts taken and currently underway as described above, there have been no changes. . . .” Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.
Response:
In its amended Annual Report, TVA intends to revise the fifth paragraph in Item 9A, Controls and Procedures to read substantially as follows:
During the most recent fiscal quarter, there were changes in TVA’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, TVA’s internal control over financial reporting. These changes are described in the preceding two paragraphs.
Item 10. Directors and Executive Officers of the Registrant, page 122
Other Committees, page 126
Comment:
16.	If applicable, provide the disclosure required by Item 407 of Regulation S-K to the extent required for an entity that does not have outstanding equity securities and as limited by the Tennessee Valley Authority no-action letter dated December 14, 2006.

Mr. H. Christopher Owings

April 27, 2007
Response:
To address this comment, TVA intends to make the following changes in the amended Annual Report:
(a)	In Item 10, Directors, Executive Officers and Corporate Governance, TVA intends to replace the disclosures under “Audit Committee” and “Other Committees” with language that reads substantially as follows:
Committees of the TVA Board
TVA does not have a Nominating Committee. Each member of the TVA Board is appointed by the President of the United States by and with the advice and consent of the U. S. Senate. To be eligible to be appointed as a member of the TVA Board, an individual must (1) be a citizen of the United States, (2) have management expertise relative to a large for-profit or nonprofit corporate, government, or academic structure, (3) not be an employee of TVA, (4) make full disclosure to Congress of any investment or other financial interest that the individual holds in the energy industry, and (5) affirm support for the objectives and missions of TVA, including being a national leader in technological innovation, low-cost power, and environmental stewardship. At least seven of the Board members must be legal residents of TVA’s service area.
TVA has an Audit and Ethics Committee established in accordance with the TVA Act. TVA’s Audit and Ethics Committee consists of Robert M. Duncan, its chair, Susan Richardson Williams, and Donald R. DePriest. None of the members of the Audit and Ethics Committee has been determined to be an “audit committee financial expert” under applicable SEC rules, as none of the appointed TVA Board members was required by the TVA Act to meet the criteria of an “audit committee financial expert” under applicable SEC rules.
TVA is exempted by section 37 of the Securities Exchange Act from complying with section 10A(m)(3) of the Securities Exchange Act, which requires each member of a listed issuer’s audit committee to be an independent member of the board of directors of the issuer. Notwithstanding this exemption, the TVA Act contains certain provisions that are similar to the considerations for independence under section 10A(m)(3) of the Securities Exchange Act, including that to be eligible for appointment to the TVA Board, an individual shall not be an employee of TVA and shall make full disclosure to Congress of any investment or other financial interest that the individual holds in the energy industry.

Mr. H. Christopher Owings

April 27, 2007
These provisions became applicable to the TVA Board members on March 31, 2006.
Under section 10A(m)(2) of the Securities Exchange Act, which applies to TVA, the audit committee is directly responsible for the appointment, compensation, and oversight of the external auditor; however, the TVA Act assigns the responsibility for engaging the services of the external auditor to the TVA Board.
On May 18, 2006, the TVA Board approved the establishment of the following committees in addition to the Audit and Ethics Committee:
•	Human Resources Committee

•	Corporate Governance Committee

•	Finance, Strategy and Rates Committee

•	Operations, Environment and Safety Committee

•	Community Relations Committee
(b)	In Item 11, Executive Compensation of the amended Annual Report, TVA intends to add the following language:
Compensation Committee Report
TVA management prepared the Compensation Discussion and Analysis and recommended to the TVA Board that the Compensation Discussion and Analysis be included in the Annual Report. Based on this recommendation and its review of the Compensation Discussion and Analysis, the TVA Board approved including the Compensation Discussion and Analysis in the Annual Report.
THE TVA BOARD
Dennis C. Bottorff
Donald R. DePriest
Robert M. Duncan
Bishop William H. Graves
Skila S. Harris
William B. Sansom
Howard A. Thrailkill
Susan Richardson Williams
(c)	In Item 13, Certain Relationships and Related Transactions, and Director Independence, TVA intends to include the following language:

Mr. H. Christopher Owings

April 27, 2007
Director Independence
TVA is exempted by section 37 of the Securities Exchange Act from complying with section 10A(m)(3) of the Securities Exchange Act, which requires each member of a listed issuer’s audit committee to be an independent member of the board of directors of the issuer. Notwithstanding this exemption, the TVA Act contains certain provisions that are similar to the considerations for independence under section 10A(m)(3) of the Securities Exchange Act, including that to be eligible for appointment to the TVA Board, an individual shall not be an employee of TVA, and shall make full disclosure to Congress of any investment or other financial interest that the individual holds in the energy industry. These provisions became applicable to the TVA Board members on March 31, 2006.
Item 11. Executive Compensation, page 126
Comment:
17.	Please note that you must comply with all of the new executive compensation and related person disclosure rulemaking, since you have chosen to comply early with these rules. Refer to Questions 2 and 3 in the Executive Compensation and Related Person Disclosure Transition Questions and Answers and Securities Act Release No. 8732A. In this regard, please include the executive and director compensation tables set forth in Item 402 of Regulation S-K. We note that you have provided a director compensation table that differs from the table required by Item 402(k) of Regulation S-K and that you have not included the new summary compensation table, grants of plan-based awards table, pension benefits table or nonqualified deferred compensation table required by Item 402(c), (d), (h) and (i) of Regulation S-K. Please include the disclosure required by Item 404(b) of Regulation S-K regarding your policies and procedures for the review, approval or ratification of related person transactions.
Response:
TVA intends to address this comment by revising Item 11, Executive Compensation. A draft of the revised Item 11 is attached as Appendix A. In addition, TVA intends to add language to Item 13, Certain Relationships and Related Transactions, and Director Independence, that is substantially similar to the following:
Related Party Transactions
All TVA directors, officers, and employees are subject to a federal criminal statute regarding conflicts of interest. This conflicts of interest statute prohibits each director, officer, and employee of TVA from participating personally and substantially (by advice, decision, or

Mr. H. Christopher Owings

April 27, 2007
otherwise) on behalf of TVA in any contract, controversy, proceeding, request for determination, or other official particular matter which affects his or her financial interest, the financial interest of his or her spouse or minor child, the financial interest of any entity with which he or she serves as officer, director, employee, trustee, or general partner, or the financial interest of any entity with which he or she is negotiating, or has an arrangement, for future employment.
Executive Compensation, page 128
Comment:
18.	Please include a section entitled “Compensation Discussion and Analysis” and expand your overview to provide additional analysis about your compensation objectives and policies. Refer to Item 402(b)(1) and (2).
Response:
TVA intends to address this comment by revising Item 11, Executive Compensation. A draft of the revised Item 11 is attached as Appendix A.
Comment:
19.	As discussed above, we understand that you appointed an acting Chief Executive Officer as of March 31, 2006. If the acting Chief Executive Officer was a person other than Mr. Kilgore, you should provide Item 402 disclosure for that person. See Item 402(a)(4) of Regulation S-K.
Response:
Mr. Kilgore was the acting Chief Executive Officer appointed by the TVA Board of Directors as of March 31, 2006.
Item 13. Certain Relationships and Related Transactions, page 136
Comment:
20.	Please describe the terms of the appropriation investment and the $150 million U.S. treasury note.
Response:
In its amended Annual Report, TVA intends to include in Item 13, Certain Relationships and Related Transactions, and Director Independence, language that reads substantially as follows:

Mr. H. Christopher Owings

April 27, 2007
Transactions with U.S. Treasury
TVA has access to financing arrangements with the U.S. Treasury under which the U.S. Treasury is authorized to accept a short-term note with the maturity of one year or less in an amount not to exceed $150 million. TVA may draw any portion of the authorized $150 million during the year. Interest is accrued daily at a rate determined by the United States Secretary of the Treasury each month based on the average rate on outstanding marketable obligations of the United States with maturities of one year or less. During 2006, the daily average outstanding balance was $131 million. See Note 9 — Short-Term Debt.
In addition, TVA makes payments to the U.S. Treasury as a repayment of and a return on the Appropriation Investment. Under the TVA Act, TVA is required to repay $1 billion of the Appropriation Investment, and $150 million of this amount remained unpaid as of September 30, 2006. Once TVA repays this $150 million, there will still be an outstanding balance on the Appropriation Investment, and TVA is obligated under the TVA Act to pay the U.S. Treasury a return on this remaining balance indefinitely. See Notes 7 and 14.
In connection with responding to your comments, TVA acknowledges that:
•	TVA is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the fiscal year ended September 30, 2006;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended September 30, 2006; and

•	TVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this response, please contact John Hoskins, Interim Chief Financial Officer and Executive Vice President, Financial Services, at (865) 632-4049, or Mike Wills, Assistant General Counsel, Finance, at (865) 632-7778.
Sincerely,
/s/ Tom Kilgore
Enclosure
cc: See page 25

Mr. H. Christopher Owings

April 27, 2007
cc (Enclosure):
Mr. James Allegretto
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Ms. Sarah Goldberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Ms. Peggy Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Ms. Ellie Quarles
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Mr. Michael A. Herman
PricewaterhouseCoopers LLP
One North Wacker
Chicago, Illinois 60606
Ms. Diane T. Wear
PricewaterhouseCoopers LLP
2030 Falling Water Road
Suite 280
Knoxville, Tennessee 37922

APPENDIX A
ITEM 11. EXECUTIVE COMPENSATION
Director Compensation
At the beginning of 2006, the TVA Board consisted of two full-time members. On March 31, 2006, the TVA Board became a nine-member part-time board in accordance with the provisions of the Consolidated Appropriations Act, 2005 (the “Consolidated Appropriations Act”), which amended the TVA Act. Prior to this restructuring, the two incumbent directors, William W. Baxter and Skila S. Harris, received salaries of $152,000 and $143,000, respectively. Under the TVA Act, as amended by the Consolidated Appropriations Act, each director now receives a stipend of $45,000 per year unless (1) the director is the chair of a TVA Board committee, in which case the stipend is $46,000 per year, or (2) the director is the chairman of the TVA Board, in which case the stipend is $50,000 per year. Directors are also reimbursed under federal law for travel, lodging, and related expenses that they incur in attending meetings and for other official TVA business in the same manner as other persons employed intermittently in federal government service.
The annual stipends provided to each director and to the chairman of the TVA Board as of September 30, 2006, were as follows:

Annual Stipend
Name	($)
William W. Baxter [1]	$45,000
Dennis C. Bottorff	$46,000
Donald R. DePriest	$46,000
Robert M. Duncan	$46,000
Bishop William H. Graves [2]	—
Skila S. Harris	$46,000
William B. Sansom	$50,000
Howard A. Thrailkill	$46,000
Susan Richardson Williams	$46,000

[1]	Mr. Baxter resigned as a director as of January 24, 2007.

[2]	Bishop William H. Graves became a director on October 10, 2006. Director Graves began receiving a stipend at a rate of $45,000 annually at that time.

The following table set outs the compensation received by TVA’s directors during 2006.
Director Compensation

					Change in
					Pension Value
					and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid in			Incentive Plan	Compensation	All Other
	Cash	Stock	Option	Compensation	Earnings [1]	Compensation		Total
Name	($)	Awards	Awards	($)	($)	($)		($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)
William W. Baxter	$61,737 [2]	—	—	—	—	$13,711	[5]	$75,448
Dennis C. Bottorff	$21,581	—	—	—	—	$2,417	[6]	$23,998
Donald R. DePriest	$21,581	—	—	—	—	$1,047	[6]	$22,628
Robert M. Duncan	$21,581	—	—	—	—	$2,417	[6]	$23,998
Bishop William H. Graves [3]	—	—	—	—	—	—		—
Skila S. Harris	$59,500 [4]	—	—	—	—	$13,074	[7]	$72,574
William B. Sansom	$23,336	—	—	—	—	$2,614	[6]	$25,950
Howard A. Thrailkill	$21,277	—	—	—	—	$1,275	[6]	$22,552
Susan Richardson Williams	$21,606	—	—	—	—	$2,420	[6]	$24,026

[1]	TVA directors do not participate in the TVA Retirement System, TVA’s Supplemental Executive Retirement Plan, or any non-qualified deferred compensation plan available to TVA employees. However, as appointed officers of the United States government, the directors are members of the Federal Employees Retirement System (“FERS”). FERS is administered by the federal Office of Personnel Management (“OPM”), and information regarding the value of FERS pension benefits is not available to TVA.

[2]	Mr. Baxter served as Chairman of the TVA Board in a full-time capacity prior to its restructuring and received a salary at the rate of $149,200 per year until January 8, 2006. He received a salary at the rate of $152,000 per year from January 9, 2006, through March 30, 2006, after which time he began serving as a director in a part-time capacity and receiving a stipend at a rate of $45,000 annually.

[3]	Bishop William H. Graves did not become a director until October 10, 2006.

[4]	Ms. Harris served as a director of the TVA Board in a full-time capacity prior to its restructuring and received a salary at the rate of $140,300 per year until January 8, 2006. She received a salary at the rate of $143,000 per year from January 9, 2006, through March 30, 2006, after which time she began serving as a director in a part-time capacity and receiving a stipend at a rate of $45,000 annually. On May 18, 2006, she was selected to chair the Human Resources Committee and began receiving a stipend at a rate of $46,000 annually.

[5]	Includes a $1,017 contribution by TVA to the Thrift Savings Plan (“TSP”) (equivalent to one percent of Mr. Baxter’s salary/stipend) and a $12,694 contribution by TVA to OPM to fund Mr. Baxter’s FERS pension.

[6]	Represents amounts contributed by TVA to OPM to fund the director’s FERS pension.

[7]	Includes a $973 contribution by TVA to TSP (equivalent to one percent of Ms. Harris’s salary/stipend), a $3,892 matching contribution by TVA to TSP, and an $8,208 contribution by TVA to OPM to fund Ms. Harris’s FERS pension.
Directors are eligible to participate in TVA’s health benefit plans and other non-retirement benefit plans on the same terms and at the same contribution rates as other TVA employees. The directors are not eligible to participate in any incentive programs available to TVA employees. The directors do not participate in the TVA Retirement System and do not participate in TVA’s Supplemental Executive Retirement Plan. However, as appointed officers of the United States government, the directors are members of the Federal Employees Retirement System (“FERS”).

FERS is a tiered retirement plan that includes three components: (1) Social Security benefits, (2) the Basic Benefit Plan, and (3) the Thrift Savings Plan. Each director pays full Social Security taxes and makes a small contribution (0.8 percent of salary or stipend) to the Basic Benefit Plan.
The FERS Basic Benefit Plan is a qualified defined benefit plan that provides a retirement benefit based on a final average pay formula that includes age, highest average salary during any three consecutive years of service, and years of creditable service. A director must have at least five years of creditable service in order to be eligible to receive retirement benefits. Directors are eligible for immediate, unreduced retirement benefits once (1) they reach age 62 and have five years of creditable service, (2) they reach age 60 and have 20 years of creditable service, or (3) they attain the minimum retirement age and accumulate the specified years of service. Generally, benefits are calculated by multiplying 1.0 percent of the highest average salary during any three consecutive years of service by the number of years of creditable service. Directors who retire at age 62 or later with at least 20 years of service receive an enhanced benefit (a factor of 1.1 percent is used rather than 1.0 percent).
Directors may also retire with an immediate benefit under FERS if they reach their minimum retirement age and have accumulated at least 10 years of creditable service. For directors who reach the minimum retirement age and have at least 10 years of creditable service, the annuity will be reduced by five percent for each year the director is under age 62.
Each director is also eligible to participate in the Thrift Savings Plan. The Thrift Savings Plan is a tax-deferred retirement savings and investment plan that offers the same type of savings and tax benefits offered under 401(k) plans. Once a director becomes eligible, after a mandatory waiting period, TVA contributes an amount equal to one percent of the director’s stipend into a Thrift Savings Plan account for the director. These contributions are made automatically every two weeks regardless of whether the director makes a contribution of his or her own money. Directors are eligible to contribute up to the Internal Revenue Service (“IRS”) elective deferral limit. Directors receive a matching contribution according to the following schedule: 100 percent of each dollar for the first three percent of the director’s stipend, 50 percent of each dollar for the next two percent of the director’s stipend, and zero percent for contributions above five percent of the director’s stipend.
Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides information about TVA’s compensation philosophy and strategy, as well as the policies and decisions that guided TVA in 2006 in establishing the level and nature of the compensation provided to the President and Chief Executive Officer (“CEO”), the Chief Financial Officer and Executive Vice President, Financial Services (“CFO”), and the three most highly compensated executive officers other than the CEO and CFO. References to the “Named Executive Officers” throughout this section refer to the executive officers listed in the Summary Compensation Table.

     Authority for the Executive Compensation Program
The TVA Act is the primary statutory authority for TVA’s compensation program and places responsibility for establishing the compensation of all TVA employees, including the Named Executive Officers, with the TVA Board. Under section 3 of the TVA Act, the TVA Board had the authority in 2006 to fix the compensation of TVA employees without regard to the civil service laws applicable to other federal employees. This authority has been substantially reinforced by the amendments to the TVA Act contained in the Consolidated Appropriations Act, which became effective on March 31, 2006. These amendments, among other things, removed the statutory cap on the salaries of TVA employees and authorized the TVA Board to establish a compensation plan for all TVA employees based on surveys of the prevailing compensation for similar positions, including those in private industry. A draft of a compensation plan for all TVA employees, including the Named Executive Officers and other executives, is expected to be considered by the TVA Board in 2007.
Notwithstanding section 3 of the TVA Act and the amendments to the TVA Act contained in the Consolidated Appropriations Act, there are limits on the TVA Board’s authority to set compensation for its employees. One limit is TVA’s statutory obligation to sell power at rates as low as feasible. Implicit in this obligation is the requirement that TVA operate its power system as efficiently and economically as possible, including limiting total compensation for senior executives to that required to recruit, retain, and motivate them. However, providing inadequate compensation levels to such executives could adversely affect TVA’s efficiency and economy to an even greater extent. A second limitation exists as a result of TVA’s capital structure. The United States government is TVA’s sole owner. As a result, TVA does not have equity securities and has no equity-based compensation. Accordingly, TVA is not able to provide some of the types of compensation that many companies typically offer their named executive officers.
     Objective of the Executive Compensation Program
Under authority given to it by section 3 of the TVA Act, the previous TVA Board established a compensation program, applicable to compensation paid in 2006, for TVA similar to compensation programs of private sector companies, including companies in the energy services industry. This compensation program is consistent with the requirements of the TVA Act and TVA’s statutory mission and objectives and at the same time addresses the needs of TVA to recruit and retain top talent. This program is designed to fulfill the following purposes:
•	Provide a competitive level of compensation that enables TVA to attract, retain, and motivate highly competent employees. Each position in TVA has a pay level determined by market pricing based on a level needed to attract, retain, and motivate employees critical to TVA’s success in achieving its mission. Overall compensation levels are targeted at the median (50th percentile) of the relevant labor market for most positions. However, for positions affected by market scarcity, recruitment and retention issues, and other business reasons, overall compensation levels are targeted above the median (typically between the 50th and 75th percentile). Certain nuclear and transmission positions, for example, are targeted to higher overall compensation levels because of these factors. Information about TVA’s peer group and benchmarking practices is provided below under the heading “Use of Market Data and Benchmarking.”
•	Encourage and reward senior executives for their performance and contributions to the successful achievement of financial and operational goals. Approximately 40 to 50 percent of overall compensation for senior executives is performance-based compensation. “At risk” incentive pay is directly linked to the achievement of performance goals at the TVA level and the business unit level. In 2006, the TVA Board approved the TVA level performance goals and delegated authority to approve the business level performance goals to its CEO, Mr. Kilgore. This substantial emphasis on performance-based goals provides incentives to senior executives to perform at the highest levels to achieve the goals that are important for TVA.
•	Provide senior executives with the focus to achieve short-term and long-term business goals that are important to TVA, TVA’s customers, and the people TVA serves. TVA seeks to hire and retain executives who are focused on both the short-term and long-term success of TVA. The compensation program is designed to achieve this goal by providing a mix of fixed base compensation and at-risk annual and long-term incentive compensation. Base compensation is fixed and designed to provide an immediate financial incentive to executives. Annual and long-term compensation is at-risk based on performance and is designed to focus executives on the short-term and long-term goals of TVA.
•	Improve overall company performance through productivity enhancement. No senior executive can meet the goals of the company and improve performance without the work of all employees of the company. For this reason, the performance goals set at the TVA level and business unit level are the same for both senior executives and all non-executive employees. In this way, all TVA employees receive compensation in a manner that aligns their work with the same goals and encourages and rewards them for the successful achievement of TVA’s goals.
     Use of Market Data and Benchmarking
TVA seeks to establish overall compensation for executives at a competitive level with respect to the relevant labor market. Competitive compensation levels are established for the Named Executive Officers using relevant market data obtained through surveys and validated through recruitment and periodic supplemental benchmark activities, including reviews of publicly-available proxy statements and annual reports on Form 10-K. In establishing these compensation levels, TVA relies on benchmarking data collected and analyzed by its Human Resources department with the assistance of an independent compensation consultant.
For 2006, TVA’s relevant labor market for most senior management levels, including the Named Executive Officers, was comprised of both private and publicly-owned companies in the energy services industry of similar revenue and scope to TVA. When reviewing comparative compensation information for executives, including the Named

Executive Officers, as a part of the survey-based analysis, TVA included the following energy services companies with annual revenues of $3 billion and greater:

AES Corp.	Energy East Corp.	PPL Corp.
Allegheny Energy, Inc.	Entergy Corp.	Progress Energy, Inc.
Ameren Corp.	Exelon Corp.	Public Service Enterprise Group, Inc.
American Electric Power Co., Inc.	FirstEnergy Corp.	Reliant Energy, Inc.
Atmos Energy Corp.	FPL Group, Inc.	SCANA Corp.
CenterPoint Energy, Inc.	MDU Resources, Inc.	Sempra Energy
CMS Energy Corp.	Mirant Corp.	The Southern Company
Consolidated Edison, Inc.	Nicor Inc.	SUEZ Energy North America
Constellation Energy Group, Inc.	NSTAR Electric Co.	TECO Energy, Inc.
Dominion Resources, Inc.	OGE Energy Corp.	TXU Corp.
DTE Energy Co.	ONEOK Inc.	The Williams Companies, Inc.
Duke Energy Corp.	Pacific Gas & Electric Co.	Wisconsin Energy Corp.
Edison International	PacifiCorp	WPS Resources Corp. (now Intergrys Energy Group, Inc.)
El Paso Corp.	Pepco Holdings, Inc.	Xcel Energy, Inc.
     Executive Compensation Program Components
TVA’s compensation program for the Named Executive Officers consists primarily of the following components:
•	base compensation, consisting of salary paid biweekly and additional annual compensation paid in quarterly installments;
•	annual incentive compensation, which is at-risk and based on the attainment of certain pre-established performance goals;
•	long-term incentive compensation, which is at-risk and based on the attainment of certain pre-established performance goals;
•	long-term deferred compensation, which is awarded to participating executives in the form of annual credits that vest after a specified period of time, typically three to five years; and
•	pension plans, both qualified and supplemental, which provide compensation beginning with retirement or termination of employment provided certain eligibility and vesting requirements are met.
More information about the value of these various compensation components for the Named Executive Officers is provided below under the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Base Compensation. For the Named Executive Officers, base compensation includes salary plus additional annual compensation. Base compensation received by executives is based on their levels of responsibility, their individual merit performances, and the competitive levels of compensation for executives in similar positions in the energy services industry.
Prior to March 31, 2006, the TVA Act provided that salaries for TVA employees, including the Named Executive Officers, could match but not exceed the salary of a TVA Board member, which was itself set by the TVA Act and by executive order of the President of the United States. In 2006, the salary of a TVA Board member, and thus the maximum salary allowed for any TVA employee, was $143,000. The Consolidated Appropriations Act amendments to the TVA Act removed this statutory salary cap. As of September 30, 2006, the TVA Board had approved, however, only one salary, that of the interim Chief Operating Officer, in excess of the former salary cap.
As a result of the salary cap, in 2006 additional annual compensation was used, in conjunction with salary, to provide a competitive level of base compensation to executives. Additional annual compensation was paid in fixed quarterly installments. The total amounts of additional annual compensation paid to the Named Executive Officers in 2006 appear in the “Bonus” column in the Summary Compensation Table.
Base compensation is reviewed periodically by executive officers with the assistance of the Vice President of Human Resources, and any recommended adjustments are submitted to the TVA Board or its delegees for approval.
Annual Incentive Compensation. All executives, including the Named Executive Officers, participate in the Executive Annual Incentive Plan (“EAIP”). The EAIP is designed to encourage and reward executives for their contributions to successfully achieving short-term financial and operational goals of TVA and applicable business units. Under the EAIP, an executive’s annual incentive payment is calculated as follows:

EAIP	=	Base	x	Annual Incentive	x	Percent of Opportunity
Payout		Compensation		Opportunity		Achieved
Annual incentive opportunities increase with position and responsibility. The annual incentive opportunity is established for each of the Named Executive Officers based on the opportunities other companies provide to those in comparable positions in the energy services industry. Incentive opportunities are reviewed periodically by executive officers with the assistance of the Vice President of Human Resources, and any recommended adjustments are submitted to the TVA Board or its delegees for approval. The percent of opportunity achieved is determined by a weighted average of the results of a combination of performance measures at the TVA level and the business unit level. Performance measures at the TVA level and their weights are identified in TVA’s Winning Performance Balanced Scorecard. The performance measures and weights that are incorporated into TVA’s Winning Performance Balanced Scorecard are used in determining annual incentive payouts not just for the Named Executive Officers but also for all other participants in the EAIP as well as all other non-executive TVA employees who participate in TVA’s Winning Performance Team Incentive Plan. The performance measures and weights approved by the TVA Board for the 2006 Winning Performance Balanced Scorecard are set forth below:

Performance Measure	Weight
Financial Results	35%
Availability of Generation Assets	15%
Labor Productivity	10%
Customer Impact	10%
Economic Development	10%
Environmental Impact	10%
Worker Safety	10%
The Winning Performance Balanced Scorecard also established threshold, target, and maximum achievement levels for each of the performance measures. Performance levels between threshold and target achievement levels, and between target and maximum achievement levels, are calculated using straight line interpolation. The Winning Performance Balanced Scorecard represented 30 percent of the potential payout for the Named Executive Officers. The remaining 70 percent was tied to the average composite performance of their appropriate business units or, in the case of Mr. Kilgore and Mr. Rescoe, a composite average of all TVA business units.
Awards provided to the Named Executive Officers under this plan for the performance period that ended on September 30, 2006, are reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table. Additional information regarding the basis of the payouts under the EAIP is presented in the narrative that accompanies the Grants of Plan-Based Awards Table.
Long-Term Incentive Compensation. In addition to the EAIP, certain executives in critical positions, including the Named Executive Officers, participate in the Executive Long-Term Incentive Plan (“ELTIP”). Executives in critical positions are those who make decisions that impact TVA’s long-term strategic objectives. The ELTIP is designed to encourage and reward executives for their contributions to successfully achieving TVA’s long-term financial and operational goals, typically over a three-year performance cycle. The ELTIP performance cycles run concurrently, and participating executives receive awards under the plan on an annual basis if targets are met. Accordingly, in 2006, the ELTIP performed more as an annual incentive with the payout based on the reduction of Bonds, lease financing obligations, and energy prepayment obligations during 2006.
Under the ELTIP, an executive’s incentive payment is calculated as follows:

ELTIP	=	Base	x	ELTIP Incentive	x	Percent of Opportunity
Payout		Compensation		Opportunity		Achieved
The ELTIP incentive opportunity is established for each of the Named Executive Officers at a level that is similar but more conservative than the opportunities other companies provide to those in comparable positions in the energy services industry. Incentive opportunities are reviewed periodically by executive officers with the assistance of the Vice President of Human Resources, and any recommended adjustments are submitted to the TVA Board or its delegees for approval. The percent of opportunity achieved is determined based on the results of certain measures at the TVA level critical to satisfying TVA’s long-term strategic goals. In 2006, the performance metric used was the aggregate reduction of TVA’s Bonds, lease financing obligations, and energy prepayment obligations.
Awards provided to the Named Executive Officers under this plan for the performance period that ended on September 30, 2006, are reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table. Additional information regarding the basis of the payouts under the ELTIP is presented in the narrative that accompanies the Grants of Plan-Based Awards Table.
Long-Term Deferred Compensation. Unlike private sector companies in the energy services industry, TVA is a corporate agency and instrumentality of the United States and thus does not have equity securities to provide stock awards or options as a form of compensation for its employees. In order to provide a benefit similar to restricted stock, TVA enters into agreements with certain executives, including the Named Executive Officers, that are administered under TVA’s Long-Term Deferred Compensation Plan (“LTDCP”). The LTDCP agreements are designed to provide retention incentives to executives to encourage them to remain with TVA and to provide, in combination with base compensation and EAIP and ELTIP incentive awards, a competitive level of total compensation. Under these agreements, credits (which may be vested or unvested) are made to an account in an executive’s name (typically on an annual basis) for a predetermined period. If the executive remains employed at TVA until the end of this period (typically three to five years), the executive becomes vested in the balance of the account, including any return on investment on the credits in the account. Annual credits provided to the Named Executive Officers under LTDCP agreements in 2006 are reported in the “All Other Compensation” column in the Summary Compensation Table. These credits are also reported in the “Registrant Contributions in Last FY” column in the Nonqualified Deferred Compensation Table since the credits were placed in deferred compensation accounts in the Named Executives Officers’ names and do not vest until a predetermined date in a later year.
TVA has also entered into additional LTDCP agreements with Mr. Singer and Mr. Bhatnagar where the amount of annual credits is based on the achievement of certain milestones with respect to the recovery of Browns Ferry Unit 1 (“Browns Ferry Unit 1 Recovery Project”). The annual credits provided to Mr. Singer and Mr. Bhatnagar under these agreements in 2006 are reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table and the “Registrant Contributions in Last FY” column in the Nonqualified Deferred Compensation Table.
Descriptions of all the LTDCP agreements with the Named Executive Officers are found following the Grants of Plan-Based Awards Table.
Pension Benefits. All of the Named Executive Officers are eligible to participate in the following qualified plans available to all annual TVA employees:
•	Defined benefit plan

—	Original Benefit Structure (“OBS”) for employees covered under the plan prior to January 1, 1996, with a pension based on a final average pay formula
—	Cash Balance Benefit Structure (“CBBS”) for employees first hired on or after January 1, 1996, with a pension based on an account that receives pay credits equal to six percent of compensation plus interest
•	401(k) plan
—	For OBS members, TVA provides matching contributions of 25 cents on every dollar up to 1.5 percent of annual salary.
—	For CBBS members, TVA provides matching contributions of 75 cents on every dollar up to 4.5 percent of annual salary.
The availability of these qualified plans is consistent with similar qualified plans provided by other companies in TVA’s comparison groups.
In addition, certain executives in critical positions, as determined by TVA on an individual basis, are eligible to participate in a Supplemental Executive Retirement Plan (“SERP”). Each of the Named Executive Officers participates in the SERP. The SERP is a non-qualified pension plan that provides supplemental pension benefits tied to compensation levels that exceed limits imposed by IRS regulations applicable to TVA’s qualified plans. The availability of this supplemental pension plan helps TVA to remain competitive in attracting and retaining top-level executives.
More information regarding these retirement and pension plans is found following the Pension Benefits Table.
Perquisites. TVA provides to certain employees, including two of the Named Executive Officers (Mr. Singer and Mr. Bhatnagar), a flat-dollar biweekly vehicle allowance that may be applied toward the purchase or lease of a vehicle, operating fees, excess mileage, maintenance, repairs, and insurance. Vehicle allowances are granted on a “business need” basis to a very limited number of officers and key managers with the approval of the TVA Board or its delegees. Information regarding vehicle allowances granted to the Named Executive Officers is reported in the “All Other Compensation” column in the Summary Compensation Table.
TVA does not provide to the Named Executive Officers any other perquisites.
Health and Other Benefits. TVA offers a group of health and other benefits (medical, dental, vision, life and accidental death and disability insurance, and long-term disability insurance) that are available to a broad group of employees. The Named Executive Officers are eligible to participate in TVA’s health benefit plans and other non-retirement benefit plans on the same terms and at the same contribution rates as other TVA employees.

Executive Compensation Tables and Narrative Disclosures
     Summary Compensation and Grants of Plan-Based Awards
The following table sets forth information regarding compensation received by each of the Named Executive Officers in 2006.
Summary Compensation Table

								Change in Pension
								Value and
								Nonqualified
						Non-Equity		Deferred
				Stock	Option	Incentive Plan		Compensation	All Other
Name and Principal		Salary	Bonus [1]	Award(s)	Awards	Compensation		Earnings [2]	Compensation		Total
Position	Year	($)	($)	($)	($)	($)		($)	($)		($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)	(i)		(j)
Tom D. Kilgore	2006	$140,000	$511,984	—	—	$627,861	[3]	$169,614 [8]	$306,300	[13]	$1,755,759
President and Acting
Chief Executive Officer
Michael E. Rescoe	2006	$140,000	$286,109	—	—	$295,096	[4]	--- [9]	$6,300	[14]	$727,505
Chief Financial Officer
and Executive Vice President,
Financial Services
Karl W. Singer	2006	$140,000	$341,323	—	—	$580,275	[5]	$365,355 [10]	$211,700	[15]	$1,638,653
Chief Nuclear Officer
and Executive Vice
President, TVA Nuclear
Ashok S. Bhatnagar	2006	$140,000	$276,070	—	—	$390,648	[6]	$160,615 [11]	$159,105	[16]	$1,126,438
Senior Vice President,
Nuclear Operations
Joseph R. Bynum	2006	$140,000	$275,066	—	—	$279,253	[7]	$189,639 [12]	$150,269	[17]	$1,034,227
Executive Vice President,
Fossil Power

[1]	Represents additional annual compensation paid in quarterly installments.

[2]	Represents the aggregate change in pension value under TVA’s qualified defined benefit plan and TVA’s Supplemental Executive Retirement Plan (“SERP”).

[3]	Includes $334,152 paid out under the EAIP and $293,709 paid out under the ELTIP.

[4]	Includes $195,075 paid out under the EAIP and $100,021 paid out under the ELTIP.

[5]	Includes $283,382 paid out under the EAIP, $216,893 paid out under the ELTIP, and a credit in the amount of $80,000 made to Mr. Singer’s deferred compensation account provided under a LTDCP agreement with Mr. Singer for achievement of major milestones in 2006 associated with the Browns Ferry Unit 1 Recovery Project. See information regarding the details of the LTDCP agreement under “Browns Ferry Unit 1 Recovery Milestone LTDCP Agreements” following the Grants of Plan-Based Awards Table.

[6]	Includes $210,007 paid out under the EAIP, $140,641 paid out under the ELTIP, and a credit in the amount of $40,000 made to Mr. Bhatnagar’s deferred compensation account provided under a LTDCP agreement with Mr. Bhatnagar for achievement of major milestones in 2006 associated with the Browns Ferry Unit 1 Recovery Project. See information regarding the details of the LTDCP agreement under “Browns Ferry Unit 1 Recovery Milestone LTDCP Agreements” following the Grants of Plan-Based Awards Table.

[7]	Includes $154,540 paid out under the EAIP and $124,713 paid out under the ELTIP.

[8]	Includes $8,882 under TVA’s qualified defined benefit plan and $160,732 under the SERP.

[9]	Mr. Rescoe left TVA effective November 13, 2006, and did not meet the minimum five years of creditable service required to become vested in TVA’s qualified retirement plan and TVA’s SERP.

[10]	Includes $17,905 under TVA’s qualified defined benefit plan and $347,450 under the SERP.

[11]	Includes $12,945 under TVA’s qualified defined benefit plan and $147,670 under the SERP.

[12]	Includes $23,824 under TVA’s qualified defined benefit plan and $165,815 under the SERP.

[13]	Includes an unvested annual credit in the amount of $300,000 provided under a LTDCP agreement with Mr. Kilgore and $6,300 in employer matching contributions to the TVA Retirement System’s 401(k) plan based on Mr. Kilgore’s elective contribution. Mr. Kilgore will become vested in the $300,000 credit in accordance with the terms of the agreement. See information regarding the details of the LTDCP agreement under “Long-Term Deferred Compensation Plan Agreements” following the Grants of Plan-Based Awards Table.

[14]	Represents employer matching contributions to the TVA Retirement System’s 401(k) plan based on Mr. Rescoe’s elective contribution.

[15]	Includes an unvested annual credit in the amount of $200,000 provided under a LTDCP agreement with Mr. Singer, $6,300 in employer matching contributions to the TVA Retirement System’s 401(k) plan based on Mr. Singer’s elective contribution, and $5,400 in vehicle allowance payments (paid at the rate of $450 every two weeks beginning in April 2006). Mr. Singer will become vested in the $200,000 credit in accordance with the terms of the LTDCP agreement. See information regarding the details of the LTDCP agreement under “Long-Term Deferred Compensation Plan Agreements” following the Grants of Plan-Based Awards Table.

[16]	Includes an unvested annual credit in the amount of $150,000 provided under a LTDCP agreement with Mr. Bhatnagar, $3,705 in employer matching contributions to the TVA Retirement System’s 401(k) plan based on Mr. Bhatnagar’s elective contribution, and $5,400 in vehicle allowance payments (paid at the rate of $450 every two weeks beginning in April 2006). Mr. Bhatnagar will become vested in the $150,000 credit in accordance with the terms of the LTDCP agreement. See information regarding the details of the LTDCP agreement under “Long-Term Deferred Compensation Plan Agreements” following the Grants of Plan-Based Awards Table.

[17]	Includes an unvested annual credit in the amount of $150,000 provided under a LTDCP agreement with Mr. Bynum and $269 in employer matching contributions to the TVA Retirement System’s 401(k) plan based on Mr. Bynum’s elective contribution. Mr. Bynum became vested in the $150,000 credit and all previous unvested credits and earnings received under his five-year LTDCP agreement upon expiration of the agreement on September 30, 2006. See information regarding the details of the LTDCP agreement under “Long-Term Deferred Compensation Plan Agreements” following the Grants of Plan-Based Awards Table.
The following table provides information regarding non-equity incentive plan awards and the possible range of payouts associated with incentives the Named Executive Officers were eligible to receive for performance in the performance cycles ending in 2006.
Grants of Plan-Based Awards Table

									All Other
									Option
								All Other	Awards:
								Stock	Number of
								Awards:	Securities	Exercise	Grant Date
		Estimated Possible Payouts Under			Estimated Future Payouts Under			Number	Underlying	or Base	Fair Value
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			of Shares	Options	Price	of Stock
								of Stock	of Stock	of Option	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	or Units	Awards	Awards
Name	Date	($)	($)	($)	($)	($)	($)	($)	($)	($/Sh)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Tom D. Kilgore	EAIP[1]	$341,250	$455,000	$568,750	—	—	—	—	—	—	—
	ELTIP[2]	$292,500	$390,000	$487,500
Michael E. Rescoe	EAIP[1]	$199,219	$265,625	$332,031	—	—	—	—	—	—	—
	ELTIP[2]	$99,610	$132,813	$166,016
Karl W. Singer	EAIP[1]	$252,000	$336,000	$420,000	—	—	—	—	—	—	—
	ELTIP[2]	$216,000	$288,000	$360,000
	BFNU1-LTDCP[3]		$100,000
Ashok S. Bhatnagar	EAIP[1]	$186,750	$249,000	$311,250	—	—	—	—	—	—	—
	ELTIP[2]	$140,063	$186,750	$233,438
	BFNU1-LTDCP[3]		$50,000
Joseph R. Bynum	EAIP[1]	$170,775	$227,700	$284,625	—	—	—	—	—	—	—
	ELTIP[2]	$124,200	$165,600	$207,000

[1]	Actual awards earned for performance in 2006 are reported for each of the Named Executive Officers under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

[2]	Actual awards earned for the performance period ending on September 30, 2006, are reported for each of the Named Executive Officers under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

[3]	In accordance with agreements administered under TVA’s LTDCP, Mr. Singer and Mr. Bhatnagar were eligible to receive these credits based on the achievement of major milestones in association with the Browns Ferry Unit 1 Recovery Project. The actual credits earned and vested based on the level of achievement in 2006 are reported under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.
Executive Annual Incentive Plan Awards. All of the Named Executive Officers were participants in the Executive Annual Incentive Plan (“EAIP”) in 2006. As discussed in the Compensation Discussion and Analysis, the EAIP is designed to encourage and reward executives for their contributions to successfully achieving short-term financial and operational goals of TVA and applicable business units. Incentive opportunities approved by the TVA Board for Mr. Kilgore and Mr. Rescoe and by Mr. Kilgore for Mr. Singer, Mr. Bhatnagar, and Mr. Bynum for the performance period ending on September 30, 2006, were as follows:

Name	Incentive Opportunity [1]
Tom D. Kilgore	70%
Michael E. Rescoe	62.5%
Karl W. Singer	70%
Ashok S. Bhatnagar	60%
Joseph R. Bynum	55%

[1]	Represents a percentage of each participant’s base compensation.
The percent of opportunity achieved is determined by a weighted average of the results of a combination of performance measures at the TVA level and business unit level. For 2006, the performance measures at the TVA level were approved by the TVA Board and set forth in TVA’s Winning Performance Balanced Scorecard. The performance measures for TVA’s business units were approved by Mr. Kilgore.
Awards earned under the EAIP for 2006 were made during the first quarter of 2007. All awards were paid in cash with a deferral option. Only Mr. Kilgore elected to defer his EAIP award earned for 2006.
Executive Long-Term Incentive Plan Awards. All of the Named Executive Officers were participants in the Executive Long-Term Incentive Plan (“ELTIP”) in 2006. As discussed in the Compensation Discussion and Analysis, the ELTIP is designed to encourage and reward executives for their contributions to successfully achieving long-term financial and operational goals, typically over a three-year performance cycle. Even though the ELTIP is based on three-year performance cycles, the cycles run concurrently to provide participating executives potential ELTIP awards on an annual basis. As a result, the ELTIP has administratively functioned in a manner similar to an annual incentive plan with targets set and awards made with respect to a one-year period.

Incentive opportunities approved by the TVA Board for Mr. Kilgore and Mr. Rescoe and by Mr. Kilgore for Mr. Singer, Mr. Bhatnagar, and Mr. Bynum under the ELTIP for the performance period ending on September 30, 2006, were as follows:

Name	Incentive Opportunity [1]
Tom D. Kilgore	60%
Michael E. Rescoe	31.25%
Karl W. Singer	60%
Ashok S. Bhatnagar	45%
Joseph R. Bynum	40%

[1]	Represents a percentage of each participant’s base compensation.
For the performance period ending on September 30, 2006, the threshold, target, and maximum awards were equal to 75 percent, 100 percent and 125 percent of the participant’s incentive opportunity.
As set forth in the Compensation Discussion and Analysis, the calculation of the ELTIP awards for the performance period ending on September 30, 2006, was based solely of the performance of a financial measure, namely, the aggregate reduction in TVA’s Bonds, lease financing obligations, and energy prepayment obligations. The following goals were established related to the reduction in TVA’s Bonds, lease financing obligations, and energy prepayment obligations: threshold ($340 million reduction), target ($420 million reduction), and maximum ($500 million reduction). In 2006, TVA achieved 75.31 percent of the target goal set forth above. As a result, each of the Named Executive Officers received an ELTIP payout for the performance period ended on September 30, 2006, equal to 75.31 percent of their respective incentive opportunity.
Payments earned under the ELTIP for the performance period ending on September 30, 2006, were made during the first quarter of 2007. All awards were paid in cash with a deferral option. Mr. Kilgore elected to defer all of his ELTIP award earned for the performance period ending on September 30, 2006, and Mr. Bynum elected to defer 50 percent of his ELTIP award earned for the same performance period.
Long-Term Deferred Compensation Plan Agreements. Agreements administered under TVA’s Long-Term Deferred Compensation Plan (“LTDCP”) are designed to provide retention incentives to executives to encourage them to remain with TVA and to provide, in combination with base compensation and EAIP and ELTIP incentive awards, a competitive level of total compensation. LTDCP agreements act as substitutes for restricted stock awards, which investor-owned utilities in TVA’s comparison group can offer to their executives, but which TVA cannot offer. Under the LTDCP agreements, credits (which may be vested or unvested) are made to an account in an executive’s name (typically on an annual basis) for a predetermined period. If the executive remains employed at TVA until the end of the vesting period (typically three to five years), the executive becomes vested in the balance of the account, including a return on investment, and receives a distribution in accordance with an earlier deferral election.

In March 2005, TVA entered into a LTDCP agreement with Mr. Kilgore. Under the terms of the agreement, Mr. Kilgore receives annual deferred compensation credits of $300,000 for a period of four years and seven months beginning in March 2005 and ending in September 2009. Pursuant to the agreement, Mr. Kilgore was vested in the first credit of $300,000 at the time the credit was made in March 2005. Mr. Kilgore will vest in the remaining balance of his account only if he remains employed by TVA until the expiration of the agreement on September 30, 2009, after which the account will be distributed in accordance with his deferral election.
In May 2004, TVA entered into a LTDCP agreement with Mr. Singer. Under the terms of the agreement, Mr. Singer receives annual deferred compensation credits of $200,000 for a period of five years beginning in October 2004 and ending in September 2009. Mr. Singer will be vested and eligible to receive payment of one-half of his account balance on September 30, 2007, and one-half of the remaining balance again on September 30, 2008, as long as he remains employed with TVA on each of those vesting dates. Mr. Singer will vest in the remaining balance of his account only if he remains employed with TVA until the expiration of the agreement on September 30, 2009, after which the account will be distributed in accordance with his deferral election.
In September 2004, TVA entered into a LTDCP agreement with Mr. Bhatnagar. Under the terms of the agreement, Mr. Bhatnagar receives annual deferred compensation credits of $150,000 for a period of five years beginning in October 2004 and ending in September 2009. Mr. Bhatnagar will vest in the balance of his account if he remains employed by TVA until the expiration of the agreement on September 30, 2009, after which the account will be distributed in accordance with his deferral elections.
TVA entered into a LTDCP agreement with Mr. Bynum in 2001 that provided annual deferred compensation credits of $140,000 for a period of five years. The agreement was later amended to increase the annual credits from $140,000 to $150,000 in 2004 through 2006. Pursuant to the agreement, Mr. Bynum received the full balance of his account on September 30, 2006, since he remained employed by TVA until that date. The balance of Mr. Bynum’s account, which includes the credits and earnings on such credits provided under this LTCDP agreement, has been deferred based on Mr. Bynum’s previous election.
     Browns Ferry Unit 1 Recovery Milestone LTDCP Agreements
In addition to the LTDCP agreement with Mr. Singer described above, TVA has entered into a second LTDCP agreement with Mr. Singer that provides annual credits of up to $100,000 for a period of four years based on the accomplishment of major milestones associated with the Browns Ferry Unit 1 Recovery Project. The actual amount credited each year is based on the achievement of specific milestones established at the beginning of each fiscal year. Under this agreement, credits earned will be vested and credited to a deferred compensation account in Mr. Singer’s name at the end of each fiscal year. For 2006, there were 35 milestone objectives established for Mr. Singer’s agreement, and 80 percent of those objectives (28 out of 35) were met. As a result, Mr. Singer was awarded a credit of $80,000 for 2006, which, under the terms of the agreement, has been placed in a deferred compensation account in his name to be distributed in a lump sum upon termination of employment.
In addition to the LTDCP agreement with Mr. Bhatnagar described above, TVA has entered into a second LTDCP agreement with Mr. Bhatnagar that provides annual credits of up to $50,000 for a period of four years based on the accomplishment of major milestones associated with the Browns Ferry Unit 1 Recovery Project. The actual amount credited each year is based on the achievement of specific milestones established at the beginning of each fiscal year. Under this agreement, credits earned will be vested and credited to a deferred compensation account in Mr. Bhatnagar’s name at the end of each fiscal year. For 2006, there were 35 milestone objectives established for Mr. Bhatnagar’s agreement, and 80 percent of those objectives (28 out of 35) were met. As a result, Mr. Bhatnagar was awarded a credit of $40,000 for 2006, which, under the terms of the agreement, has been placed in a deferred compensation account in his name to be distributed in a lump sum upon termination of employment.
     Retirement and Pension Plans
The following table provides the actuarial present value of the Named Executive Officer’s accumulated benefits, including the number of years of credited service, under TVA’s retirement and pension plans as of September 30, 2006, determined using interest rate and mortality rate assumptions consistent with those used in the financial statements contained in this Annual Report.
Pension Benefits Table

		Number of Years
		of Credited	Present Value of	Payments During
		Service[1]	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)	($)	($)
(a)	(b)	(c)	(d)	(e)
Tom D. Kilgore	(1) Qualified Plan -- CBBS	1.58	$13,489	—
	(2) Non-Qualified -- SERP	1.58 [2]	$160,732
Michael E. Rescoe	(1) Qualified Plan -- CBBS	3.25	$0 [4]	—
	(2) Non-Qualified -- SERP	3.25	$0 [4]
Karl W. Singer	(1) Qualified Plan -- CBBS	13.50	$169,338	—
	(2) Non-Qualified -- SERP	14.50 [3]	$1,234,660
Ashok S. Bhatnagar	(1) Qualified Plan -- CBBS	7.08	$82,247	—
	(2) Non-Qualified -- SERP	7.08	$416,081
Joseph R. Bynum	(1) Qualified Plan -- OBS	32.17	$941,581	—
	(2) Non-Qualified -- SERP	24.00	$2,897,627

[1]	Limited to 24 years when determining supplemental benefits available under TVA’s SERP.

[2]	Mr. Kilgore has been granted three additional years of credited service for pre-TVA employment following five years of actual TVA service. In the event his employment is terminated during the first five years (other than for cause), the five-year vesting requirement will be waived and he will receive credit for eight years of service. In addition, the offset for prior employer pension benefits will be waived, and the offset for benefits provided under TVA’s defined benefit plan will be calculated based on the actual pension benefit he will receive as a participant in TVA’s CBBS.

[3]	TVA has agreed to grant Mr. Singer up to six additional years of credited service at the rate of one year’s service for each year of TVA service, beginning August 17, 2006 (age 50), and continuing through August 17, 2011 (age 55). Therefore, as of September 30, 2006, Mr. Singer has been granted one year of additional service for purposes of the calculation of his benefit under the SERP. Without the one year of additional service, the present value of Mr. Singer’s accumulated benefit would be $1,143,214.

[4]	Mr. Rescoe left TVA in November 2006 and did not have the minimum five years of creditable service required to become vested and receive a retirement benefit under TVA’s qualified plan or TVA’s SERP.
TVA sponsors a qualified defined benefit plan with two structures for all employees, including the Named Executive Officers, which is administered by the TVA Retirement System. The structures are the OBS and the CBBS. Participation in the OBS is limited to employees who were covered under the plan prior to January 1, 1996. All employees first hired by TVA on or after January 1, 1996, participate in the CBBS. As with any other qualified retirement plan, there are limits on employee and employer contributions and compensation that can be counted for benefit calculations set by the TVA Retirement System rules and IRS regulations.
TVA’s Original Benefit Structure. Mr. Bynum is the only Named Executive Officer who participates in the OBS. The pension provided under the OBS is based on a final average pay formula that includes the member’s years (to the nearest month) of creditable service, highest average compensation during any three consecutive years of creditable service, and a pension factor, less a small Social Security offset. For executives who are members of the OBS, compensation is defined as annual salary only for benefit calculation purposes and, for the Named Executive Officers, is shown under the column titled “Salary” in the Summary Compensation Table. Creditable service is the length of time spent as a member of the TVA Retirement System and may also include certain military service, some periods of leave without pay, forfeited annual leave, and unused sick leave. The pension factor, which can reach a maximum of 1.3 percent, is determined by a member’s age and/or whether the member has obtained the Rule of 80. The Rule of 80 is the sum of a member’s age and creditable service at the time of termination. For example, a member who has reached age 55 and has 25 years of creditable service has obtained the Rule of 80. Mr. Bynum has obtained the Rule of 80. Members must have at least five years of creditable service in order to be eligible for a pension benefit. Members who are 55 with five years of creditable service are eligible to receive an immediate benefit upon retirement. Members whose age plus service, including unused sick leave and forfeited annual leave, equals 80 points or more receive the maximum pension factor of 1.3 percent. Members who reach age 60 with at least five years of credited service receive the maximum pension factor of 1.3 percent even if they do not have 80 points.
TVA’s Cash Balance Structure. Mr. Kilgore, Mr. Singer, and Mr. Bhatnagar are members of the CBBS, and Mr. Rescoe was a member of the CBBS. Under the CBBS, each member has a cash balance account that receives pay credits equal to six percent of his/her compensation each pay period (every two weeks). For executives who are members of the CBBS, compensation is defined as annual base salary only for benefit calculation purposes and, for the Named Executive Officers, is shown under the column titled “Salary” in the Summary Compensation Table. The account is credited with interest each month, and interest is compounded on an annual basis. The annual interest rate used for interest credits is determined each January 1. The interest rate is three percent greater than the increase in the 12-month average of the Consumer Price

Index for the period ending on the previous October 31. The minimum interest rate is six percent and the maximum interest rate is ten percent unless the TVA Retirement System Board, with TVA’s approval, selects a higher interest rate. When a member elects to begin receiving retirement benefits, the cash balance account is converted to a monthly pension payment by dividing the ending value of the cash balance account by a conversion factor set forth in the plan based on the member’s actual age in years and months.
Members with at least five years of CBBS service are eligible to receive an immediate benefit. CBBS service is the length of time spent as a member of TVA Retirement System and does not include credit for unused sick leave, forfeited annual leave, or pre-TVA employment military service.
Supplemental Executive Retirement Plan. The SERP is a non-qualified defined benefit pension plan similar to those typically found in other companies in TVA’s comparison groups and is provided to a limited number of TVA executives, including the Named Executive Officers. TVA’s SERP was created to recruit and retain key executives. The plan is designed to provide a competitive level of retirement benefits in excess of the limitations on contributions and benefits imposed by TVA’s qualified defined benefit plan and IRS code section 415 limits on qualified retirement plans. Specifically, the plan is designed to replace 60 percent of the amount of a participant’s compensation that is excluded from the calculation of pension benefits under TVA’s qualified defined benefit plan at the time the participant reaches age 62 and has accrued 24 years of service at TVA. The plan recognizes additional annual compensation and annual incentives in the definition of compensation for supplemental benefits.
SERP benefits are based on a participant’s highest average compensation during three consecutive SERP years and a pension multiple of 2.5 percent for each year of credited service up to a maximum of 24 years. Compensation is defined as salary, additional annual compensation, and EAIP for benefit calculation purposes. Normal retirement eligibility is age 62 with five years of vesting service. No benefits are payable prior to age 55, and benefits are reduced for retirements between age 55 and 62. The SERP requires participants to have 24 years of credited service in order to receive full supplemental benefits at age 62. Executives with less credited service, or who retire prior to their normal retirement date, are eligible to receive reduced benefits. Participants must be employed by TVA for five years in order to be eligible to receive benefits under the SERP. Benefits are offset by Social Security benefits, benefits provided under TVA’s defined benefit plan, and prior employer pension benefits when applicable.
The TVA Sponsored 401(k) Plan. Members of the TVA Retirement System, including the Named Executive Officers, may elect to participate in the TVA Retirement System’s 401(k) plan on a before- and/or after-tax basis. For OBS members, TVA provides a matching contribution of 25 cents on every dollar contributed on a before- and/or after-tax basis up to 1.5 percent of the participant’s annual salary. For CBBS members, TVA provides a matching contribution of 75 cents on every dollar contributed on a before- and/or after-tax basis up to 4.5 percent of the participant’s annual salary.

     Nonqualified Deferred Compensation
The following table provides information regarding deferred contributions, earnings, and balances for each of the Named Executive Officers. The amounts reported under this table do not represent compensation in addition to the compensation that was earned in 2006 and already reported in the Summary Compensation Table but rather the amounts of compensation earned by the Named Executive Officers in 2006 or prior years that was or has been deferred.
Nonqualified Deferred Compensation Table

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings in	Withdrawals/	Balance at
	Last FY	Last FY	Last FY [1]	Distributions [2]	Last FY [3]
Name	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)
Tom D. Kilgore	$627,861 [4]	$300,000 [6]	$48,685	$74,375	$880,160	[10]
Michael E. Rescoe	$0	$0	$40,054	$147,500	$428,414	[11]
Karl W. Singer	$0	$280,000 [7]	$115,002	$172,000	$2,403,178	[12]
Ashok S. Bhatnagar	$0	$190,000 [8]	$119,918	$132,000	$1,861,863	[13]
Joseph R. Bynum	$62,356 [5]	$150,000 [9]	$98,180	$142,000	$1,700,399	[14]

[1]	Includes vested and unvested earnings.

[2]	Represents distribution of monthly deferred compensation credits received in 2005 and paid out in 2006 based on elections made at the beginning of 2005. Recipients were permitted to elect to receive a distribution of up to 50 percent of the monthly deferred compensation credits they received in 2005 in a lump sum cash payment following the end of 2005. Mr. Kilgore elected to receive a distribution equal to 25 percent, and each of the remaining Named Executive Officers elected to receive a distribution equal to 50 percent. Cash distributions were paid during the first quarter of 2006 (October 2005).

[3]	Includes vested and unvested amounts.

[4]	Mr. Kilgore elected to defer 100 percent of the $334,152 paid out under the EAIP for 2006 and 100 percent of the $293,709 paid out under the ELTIP for the performance period ending on September 30, 2006. These amounts are reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

[5]	Mr. Bynum elected to defer 50 percent of the $124,713 paid out under the ELTIP for the performance period ending on September 30, 2006. This amount is reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

[6]	Represents an unvested annual credit in the amount of $300,000 provided under a LTDCP agreement with Mr. Kilgore (reported in the “All Other Compensation” column in the Summary Compensation Table).

[7]	Represents (1) an unvested annual credit in the amount of $200,000 provided under a LTDCP agreement with Mr. Singer (reported in the “All Other Compensation” column in the Summary Compensation Table) and (2) a credit in the amount of $80,000 provided under a second LTDCP agreement with Mr. Singer for achievement of major milestones in 2006 associated with the Browns Ferry Unit 1 Recovery Project (reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table).

[8]	Represents (1) an unvested annual credit in the amount of $150,000 provided under a LTDCP agreement with Mr. Bhatnagar (reported in the “All Other Compensation” column in the Summary Compensation Table) and (2) a vested credit in the amount of $40,000 provided under a second LTDCP agreement with Mr. Bhatnagar for the achievement of major milestones in 2006 associated with the Browns Ferry Unit 1 Recovery Project (reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table).

[9]	Represents an unvested annual credit in the amount of $150,000 provided under a LTDCP agreement with Mr. Bynum (reported in the “All Other Compensation” column in the Summary Compensation Table). Mr. Bynum became fully vested in this credit, as well as all other credits and earnings on such credits provided under his LTDCP agreement, upon expiration of the agreement on September 30, 2006.

[10]	Represents the balance of Mr. Kilgore’s account, including unvested credits and earnings totaling $312,729, as of September 30, 2006. The amount reported in the “Executive Contributions in Last FY” column was credited to his account in the first quarter of 2007 and is not included in the balance.

[11]	Mr. Rescoe was fully vested in all credits and earnings reflected in the balance of his account as of September 30, 2006.

[12]	Represents the balance of Mr. Singer’s account, including unvested credits and earnings totaling $398,032, as of September 30, 2006. The $80,000 credit provided under the LTDCP agreement with Mr. Singer for the achievement of major milestones in 2006 associated with the Browns Ferry Unit 1 Recovery Project, reported in the “Executive Contributions in Last FY” column, was credited to his account in the first quarter of 2007 and is not included in the balance.

[13]	Represents the balance of Mr. Bhatnagar’s account, including unvested credits and earnings totaling $321,847, as of September 30, 2006. The $40,000 credit provided under the LTDCP agreement with Mr. Bhatnagar for the achievement of major milestones in 2006 associated with the Browns Ferry Unit 1 Recovery Project, reported in the “Executive Contributions in Last FY” column, was credited to his account in the first quarter of 2007 and is not included in the balance.

[14]	Mr. Bynum was fully vested in all credits and earnings reflected in the balance of his account as of September 30, 2006. The amount reported in the “Executive Contributions in Last FY” column was credited to his account in the first quarter of 2007 and is not included in the balance.
In order to further assist executives, including the Named Executive Officers, in saving for retirement, TVA allows participants in the EAIP, ELTIP, and LTDCP to elect to defer all or a portion of the compensation earned under those plans. All deferrals are credited to each participant, and the deferral amounts are then funded into a rabbi trust. Each participant may elect one or more of several notional investment options made available by TVA or allow some or all funds to accrue interest at the rate established at the beginning of each fiscal year. Participants may elect to change from either one notional investment option or the TVA interest bearing option to another at any time. Participants do not have the ability withdraw funds from their accounts prior to termination of employment with TVA. Upon termination, funds are distributed in accordance with elections made in accordance with applicable IRS regulations.
No executives, including the Named Executive Officers, were permitted to defer any portion of their annual salary or additional annual compensation in 2006. Participants in the EAIP and ELTIP, including the Named Executive Officers, are permitted to elect annually to defer all or a portion of their awards (25, 50, 75 or 100 percent) received under the plans. As previously noted, in 2006, Mr. Kilgore elected to defer 100 percent of his EAIP and ELTIP awards, and Mr. Bynum elected to defer 50 percent of his ELTIP award.
Other Agreements
In March 2005, TVA entered into an agreement with Mr. Kilgore that provides a lump sum payment equal to one year’s annual compensation if (1) he was not appointed as TVA’s Chief Executive Officer, (2) his duties and/or responsibilities are reduced, (3) his compensation is substantially reduced, and he terminates his employment with TVA, or (4) his employment is terminated for any reason other than “for cause.” For purposes of this agreement, “annual compensation” is defined as annual salary plus additional annual compensation plus the amount of the annual and long-term incentive awards he would have been eligible to receive based on 100 percent achievement of target performance goals.
In April 2004, TVA entered into an agreement with Mr. Rescoe that provided a lump sum payment in an amount equal to two years’ compensation in the event that there is a change in his reporting relationship with the TVA Board such that he would report to a Chief Executive Officer or other similarly named executive and is asked to leave TVA employment or is asked to take a position with TVA other than his then current position as Chief Financial Officer and Executive Vice President, Financial Services, prior to July 10, 2008. For purposes of this agreement, “annual compensation” was defined as annual salary plus additional annual compensation plus the amount of the annual and long-term incentive awards he would have been eligible to receive based on 100 percent achievement of target performance goals. Under the agreement, Mr. Rescoe was to receive the lump sum payment in two equal installments: the first installment was to be paid within ten days of the effective date he leaves TVA and the second was to be paid on the one-year anniversary of that date.
Mr. Rescoe left TVA effective November 13, 2006. Pursuant to the agreement, TVA paid Mr. Rescoe the first of two installments in the amount of $823,438 in November 2006. The second installment will be paid to Mr. Rescoe in November 2007.
Compensation Committee Interlocks and Insider Participation
The TVA Board established the Human Resources Committee on May 18, 2006. The committee consists of the following four directors: Skila S. Harris, Chair, Dennis C. Bottorff, Susan Richardson Williams, and Howard A. Thrailkill. The committee is reviewing a compensation plan covering all TVA employees that it intends to submit to the TVA Board for consideration during 2007. Additionally, the committee will review the compensation of the CEO and his direct reports, monitor the process for approving compensation for TVA employees compensated in excess of the federal government’s Executive Schedule Level IV ($143,000 as of September 30, 2006), monitor TVA executive compensation programs, and periodically review the compensation and benefits programs for all TVA employees.
Under the TVA Act, as amended by the Consolidated Appropriations Act, the TVA Board has the authority to approve salaries in excess of the federal government’s Executive Schedule Level IV. While the Human Resources Committee can recommend that the TVA Board approve compensation, the committee has no authority to approve compensation.
No executive officer of TVA serves on the board of an entity which in turn has an executive officer of the entity serving as a director of TVA.

Compensation Committee Report
TVA management prepared the Compensation Discussion and Analysis and recommended to the TVA Board that the Compensation Discussion and Analysis be included in the Annual Report. Based on this recommendation and its review of the Compensation Discussion and Analysis, the TVA Board approved including the Compensation Discussion and Analysis in the Annual Report.
THE TVA BOARD
Dennis C. Bottorff
Donald R. DePriest
Robert M. Duncan
Bishop William H. Graves
Skila S. Harris
William B. Sansom
Howard A. Thrailkill
Susan Richardson Williams